Exhibit 18




March 31, 1999


Ford Motor Company
The American Road
Dearborn, MI 48121

We are providing this letter to you for inclusion as an exhibit to your Form 10-Q filing pursuant to Item 601 of Regulation S-K.

We have read management's justification for the following prospective changes in accounting, effective January 1, 1999 and contained in Ford Motor Company's (the "Company") Form 10-Q for the quarter ended March 31, 1999:

1. The Company changed its method of special tooling depreciation from the sum-of-the-years-digits method to the units of production method. This change is being made to recognize that special tooling retains its value more uniformly over time and more closely aligns tooling amortization with vehicle production volumes, providing a better matching of costs and revenues.

2. The Company changed its plant and equipment retirement policy to reflect gains and losses in the year of retirement. Previously, the cost of retired assets, net of salvage proceeds, was charged to accumulated depreciation. The plant and equipment retirement change in accounting principle is being made to better reflect the results of asset sale and disposal decisions.

Based on our reading of the data and discussions with Company officials about the business judgment and business planning factors relating to the changes, we believe management's justification to be reasonable. Accordingly, in reliance on management's determination regarding elements of business judgment and business planning, we concur that the newly adopted accounting principles described above are preferable in the Company's circumstances to the methods previously applied.

We have not audited any financial statements of the Company as of any date or for any period subsequent to December 31, 1998, nor have we audited the application of the changes in accounting principles disclosed in the Company's Form 10-Q for the three months ended March 31, 1999; accordingly, our comments are subject to revision on completion of an audit of the financial statements that include the accounting changes.



/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan